

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2012

<u>Via E-mail</u>
Chuanwei Zhang
Chairman and Chief Executive Officer
China Ming Yang Wind Power Group LTD
Jianye Road, Mingyang Industry Park
National Hi-Tech Industrial Development Zone
Zhongshan, Guangdong 528437
People's Republic of China

> **Re:** **China Ming Yang Wind Power Group LTD**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-34866**

Dear Mr. Zhang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Brian Cascio

Brian Cascio
Accounting Branch Chief